EXHIBIT 99.1

Stantec to launch 2024 – 2026 Strategic Plan at Investor Day on December 5, 2023

EDMONTON, Alberta, Nov. 28, 2023 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, will release its 2024 – 2026 strategic plan before markets open on Tuesday, December 5, 2023, ahead of its Investor Day being held in Boston. Gord Johnston, president and chief executive officer, and Theresa Jang, executive vice president and chief financial officer, along with other members of Stantec’s executive leadership team, will host the Company’s Investor Day.

The presentation will run from 9 am ET until 12:00 pm ET.

Stantec 2023 Investor Day

Tuesday, December 5, 2023
Start time: 9:00 am ET / 7 am MT

Please click here to register for the live webcast.

The live webcast, along with a copy of the presentation, can be accessed through Stantec’s investor relations website on the Events and Presentations page. Please register for the webcast at least 15 minutes prior to the start of the event to receive login details. For those unable to view the event live, a replay will be available on Stantec’s website shortly after the event. Due to limited capacity, in-person attendance in Boston is by invitation only.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Investor Contact
Jess Nieukerk
Stantec Investor Relations
Ph: (403) 569-5389
jess.nieukerk@stantec.com

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Design with community in mind